UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For September 26, 2006

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

750 Lexington Avenue, 20th Floor
New York, New York 10022
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Annual General Meeting ("AGM") Notice Posted to Shareholders

New York, New York, September 26, 2006 - XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB; LSE: XTL; TASE: XTL), a biotechnology company focused on the acquisition, development and commercialization of pharmaceutical products for the treatment of infectious diseases, particularly the treatment of hepatitis C, has posted to shareholders a notice convening its AGM. The AGM will take place at the Conference Room at the Company’s Israeli offices at Building 3, Kiryat Weizmann Science Park, Rehovot, Israel 76100, at 4:00 p.m., on October 25, 2006.

At the AGM it is proposed that:

•	the annual reports for the year ended 31 December 2005 be received;
•	Kesselman & Kesselman (PricewaterhouseCoopers) be reappointed as the Company's auditors; and
•	Messrs Michael Weiss, Ben Zion Weiner and William Kennedy be re-appointed as Directors of the Company.

Contacts:

XTL
Ron Bentsur, Chief Executive Officer      Tel: +1 (212) 531-5960

ABOUT XTL BIOPHARMACEUTICALS LTD.
XTL is engaged in the acquisition, development and commercialization of therapeutics for the treatment of infectious diseases, with a focus on hepatitis C. XTL is developing XTL-2125 - a small molecule, non-nucleoside inhibitor of the hepatitis C virus polymerase - presently in Phase 1 clinical trials in patients with chronic hepatitis C. XTL is also developing XTL-6865 - a combination of two monoclonal antibodies against the hepatitis C virus - presently in Phase 1 clinical trials in patients with chronic hepatitis C. XTL’s hepatitis C pipeline also includes several families of pre-clinical hepatitis C small molecules. XTL is publicly traded on the Nasdaq, London, and Tel-Aviv Stock Exchanges (NASDAQ: XTLB; LSE: XTL; TASE: XTL).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: September 26, 2006	By:	/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer